EXHIBIT 99.9
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                              SINOVAC BIOTECH LTD.
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            FILES DRUG REGISTRATION FOR INTERNATIONAL MARKETS FOR ITS
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                               HEPATITIS A VACCINE
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Beijing, China, 22 July, 2004 - Sinovac Biotech Ltd. ("Sinovac") ("the Company")
(NASD OTC-BB: SNVBF) announces vaccine registration applications for its Hepatitis A vaccine have been submitted in nine countries: Brazil, Indonesia, Mexico, Malaysia, Pakistan, Philippines, Sri Lanka, Thailand, and Vietnam. Each country's application requirements vary, and the Company is waiting on formal responses from official health authorities in each of these countries.

Sinovac is currently experiencing strong sales growth of its Hepatitis A vaccine, Healive. Management of Sinovac is currently projecting domestic Chinese sales of approximately US $10 million for the current year ending 31st December 2004 - an increase of more than three times 2003 sales. Management expects to receive final approval of its combined Hepatitis A&B vaccine by the Chinese FDA in August, and expects to commence sales of this product by October, 2004.

Sinovac intends to replicate its dramatic Chinese sales growth of Healive in the international marketplace. The company is energetically pursing global market development opportunities and achieving initial marketing strategy goals.

Sinovac is actively developing its international market and collaborating with professional and well-rounded companies in order to accelerate its international marketing strategy, while simultaneously taking its advantage of its state-of-the-art R&D capabilities. To date, Sinovac has selected two experienced marketing and sales companies to assist in marketing its products in international markets.

Innopath International, a Korean company, has enormous international vaccine market experience and a well-organized worldwide sales network. Innopath's management team is assisting Sinovac in developing its international sales. This assistance includes marketing strategy development, registration in some of the targeted countries, and the establishment of distribution channels through Innopath's existing relationships with vaccine distributors in the international market.

Another international sales agent for Sinovac is China National Medicine & Health Products Import/Export Corporation (abbreviated in China as MEHECO). It is one China's largest import/export and domestic trade enterprises in the field of medicines and healthcare products with US$6.3 billion in its import and export business for the past 18 years. MEHECO has a reputation for nurturing diverse relationships with customers from more than one hundred countries and regions in the world.

"These nine countries represent Sinovac's first foreign applications for its affordable world-class vaccines. These vaccine registration applications represent our initial international markets as we make progress towards sales in 32 targeted countries." stated Sinovac's president, Dr. Wei Dong Yin.


About Sinovac Biotech Ltd.
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Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS." Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for Hepatitis
A. Sinovac is the first and currently the only company in the world to have been granted permission to begin clinical trials for a vaccine to prevent SARS.


For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
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Contact:   Investor   Relations   at  (888)  888  8312  or  (604)   684-5990  or
info@sinovac.com.
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT  OF VARIOUS  PROJECT  INTERESTS  AND CERTAIN  OTHER  MATTERS.  THESE
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PRIVATE  SECURITIES  LITIGATION  REFORM  ACT  OF  1995  AND  INVOLVE  RISKS  AND
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